FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 28, 2011 – Holding(s) in Company
2.	Press release dated March 28, 2011 – Holding(s) in Company
3.	Press release dated March 30, 2011 – Holding(s) in Company

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 17, 2011

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	ARM Holdings plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached:	17 March 2011

6. Date on which issuer notified:	18 March 2011

7. Threshold(s) that is/are crossed or reached:	Above 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares	67,093,500	67,093,500	69,370,478		69,370,478		5.1573%
(GB0000595859)

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
69,370,478	5.1573%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	Joanne O'Sullivan

15. Contact telephone number:	00441223 406122

As of 17 March 2011

ARM Holdings plc

	Number of Shares	Percent of Outstanding
Capital Research and Management Company ("CRMC") holdings	69,370,478	5.157%
Holdings by CRMC:
• Capital Research and Management Company	69,370,478	5.157%

Item 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES1

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	ARM Holdings plc

2. Reason for notification (yes/no)	Yes

An acquisition or disposal of voting rights	No

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No

An event changing the breakdown of voting rights	N/A

Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	Janus Capital Management LLC

4. Full name of shareholder(s)(if different from 3):

5. Date of transaction(and date on which the threshold is crossed or reached if different):	22 March, 2011

6. Date on which issuer notified:	23 March, 2011

7. Threshold(s) that is/are crossed or reached:	4%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code Ordinary ISIN: GB0000595859	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares 92,658,167	Number of voting rights 92,658,167	Number of shares 90,294,822	Number of voting rights		Percentage of voting rights
				90,294,822 Direct	Indirect	6.83% Direct	Indirect
GB0000595859	57,966,537	57,897,327	48,663,375	48,594,165		3.61%

1 For notes on how to complete form TR-1 please see the FSA website.

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
48,594,165	3.61%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:	Janus Capital Management LLC

11. Number of voting rights proxy holder will cease to hold:	9,303,162

12. Date on which proxy holder will cease to hold voting rights:	22 March, 2011

13. Additional information:

14 Contact name:	Joanne O'Sullivan

15. Contact telephone name:	0044 1223 406122

Item 3

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	ARM Holdings plc

2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached: 17 March 2011

6. Date on which issuer notified:	18 March 2011

7. Threshold(s) that is/are crossed or reached:	Above 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares	67,093,500	67,093,500	69,370,478		69,370,478		5.1573%
(GB0000595859)

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
69,370,478	5.1573%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	JOANNE O'SULLIVAN

15. Contact telephone number:	00441223406122

As of 17 March 2011

ARM Holdings plc

	Number of Shares	Percent of Outstanding

Capital Research and Management Company (“CRMC”) holdings	69,370,478	5.157%

Holdings by CRMC:

- Capital Research and Management Company	69,370,478	5.157%